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SEC FILE NUMBER
8-70758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/02/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ENERGY SHARES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 N. LAKE AVE, SUITE 950
(No. and Street)

PASADENA	CA	91101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deb Beck, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ENERGY SHARES, LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CCO


GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires 8/20/23

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENERGY SHARES, LLC

Financial Statement
With

Report of Independent Registered Public Accounting Firm

FOR THE PERIOD AUGUST 2, 2022 THROUGH MARCH 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

ENERGY SHARES, LLC
MARCH 31, 2023

Table of Contents


NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Energy Shares LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Energy Shares LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Energy Shares LLC as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hauppauge, New York
June 26, 2023

Nawrocki Smith LLP

ENERGY SHARES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS:		
Cash	$	151,196
Prepaid expenses and other assets		98,914
TOTAL ASSETS	$	250,110
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	40,349
Due to affiliate		9,630
TOTAL LIABILITIES		49,979
MEMBERS' EQUITY		200,131
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	250,110

See accompanying notes to financial statements

ENERGY SHARES, LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Energy Shares, LLC (the "Company") was formed as a limited liability company in Delaware on April 12, 2021. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The firm was approved by FINRA and the SEC on August 2, 2022. Solariant Capital, LLC is 100% owner, and sole member (the "member").

The Company is limited to private placements and operating a crowd funding portal, as such, the Company does not, and will not, hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure of uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.
As of March 31, 2023, the Company did not have a liability or expense recorded for payment of interest and penalties associated with uncertain tax positions.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2023, there was no amount in excess of the insured limit.

NOTE 3 – NET CAPITAL AND REGULATORY REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, in its first year of operations, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $101,217 which was $94,970 in excess of its required net capital of $6,247. The Company's ratio of aggregate indebtedness to net capital was 0.4938 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not, (a) directly or indirectly , receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts. The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

NOTE 4 – RELATED PARTY TRANSACTIONS:

For the period August 2, 2022 through March 31, 2023, the Company has an expense sharing agreement dated December 1, 2022 in place with its Parent. The agreement permits the allocation of shared expenses to the Company, which are included in the statement of operations. Total shared expenses for the period were $50,751, and the balance due to the Parent as of March 31, 2023 was $9,630. Receivables from and payables to affiliated companies are offset and the net amount receivable from and/or due to each affiliate is reported in the statement of financial condition there is a legally enforceable right to set off the balances and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The shared expenses consist of compensation expenses, occupancy and other general overhead, shared technology costs incurred in the normal course of business as follows:

For the period August 2, 2022 through March 31, 2023, the Company has a sublease dated November 30, 2021 in place with its Parent. The rent for the period under the sublease was $24,000.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

NOTE 5 – GUARANTEES:

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at March 31, 2023, or during the period then ended.

NOTE 6 – COMMITMENTS AND CONTINGENCIES:

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2023, or during the period then ended. The commitments related to subleased rent costs are outlined in footnote 4 to these Financial Statements.

NOTE 7 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company did not note any significant subsequent events requiring disclosure or adjustments to the financial statements.